FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Call for Regular and Special Shareholder’s Meeting – Agenda

CALL FOR REGULAR AND SPECIAL SHAREHOLDERS’ MEETING –

Shareholders of BBVA Banco Francés S.A. are hereby called for a Regular and Special Shareholders’ Meeting, to be held on April 24, 2019 at 4:00 p.m., on first call and on the same date, at 5:00 p.m. on second call, if quorum was not reached on the first call. If the quorum required to discuss items 2, 3, 4, 12, 13, 14, 15 and 16 on the Agenda was not reached, a Special Meeting shall be called afterwards. Shareholders’ Meetings will be held at Av. Córdoba 111, 1º floor, City of Buenos Aires, Argentina (which is not the corporate address).

Agenda

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2.

Consideration of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for the fiscal year No. 144 ended December 31, 2018.

3.	Consideration of the performance of the Board of Directors, Chief Executive Officer and the Statutory Auditors’ Committee.

4.

Consideration of the results of Fiscal Year No. 144, ended December 31, 2018. Treatment of the not-classified results as of December 31, 2018: $9,613,686,995.15, which are proposed to be allocated: a) $ 1,922,737,399.03 to the Legal Reserve; (b) $ 2,407,000,000 to cash dividend subject to the Argentine Central Bank (BCRA) authorization and c) $ 5,283,949,596.12 to a voluntary reserve for future distribution of results, according to the BCRA Communication “A” 6464.

5.	Consideration of the Board of Directors compensation for the Fiscal Year No. 144, ended December 31, 2018.

6.	Consideration of Statutory Auditors’ Committee compensation for the Fiscal Year No. 144, ended December 31, 2018.

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate.

8.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

9.	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 144 ended December 31, 2018.

10.	Designation of the certifying accountant for the financial statements of 2019.

11.	Allocation of budget for the Auditing Committee (Regulation 26,831) to retain professional services.

12.

Merger by absorption of BBVA Francés Valores S.A with BBVA Banco Francés S.A, according to Art. 82, 2nd part of the General Corporations law and supplementary provisions. Considering: (i) The previous commitment of fusion; (ii) The Merger consolidated balance sheet as of December 31, 2018 and the reports of the Statutory Auditors’ Committee and the External Auditor of the society; (iii) The exchange relation; (iv) the capital increase of the society as a result of the merger for $ 50,441, corresponding to an equal amount of ordinary shares, of nominal value $ 1 and of one vote each. Request of the incorporation of the increase in capital to the regimen of public offering and the securities.; (v) Delegation of the signers of the final merger agreement.; y (vi) The delegation in the governing board of the faculties to perform modifications that are eventually suggested by the control bodies, related to the merger and all of its aspects (including, without limitation, the instrumentation of exchange of shares).

13.	Modification and substitution of the First Article of the Social Statute due to change in the company name.

14.

Modification and substitution of the Sixth Article of the Social Statute according to Articles 62 bis (incorporated by the law 27,440) and 63 of the Law 26,831, related to: (a) the public offering of shares and bonds convertible to shares, in order to (i) Establishing that the right of first refusal can only be exercised in the terms established in the Article 62 bis; and (ii) eliminate the right to accrete; and (b) the incorporation of the possibility to issue options over shares to issue or values convertible to shares to issue according to the Article 63 of the Law 26,831.

15.

Modification and substitution of the Fifteenth Article of the Social Statute, according to Art. 9 of the Law 23,576 (modified by law 27,440), in order to incorporate the governing board power to issue bonds without the need of a shareholder meeting.

16.	Authorization to the governing board to perform and approve the coordinated laws of the Social Statute.

Notes:

(a)        Filing of certificates: In order to attend the Shareholders’ Meeting (Section 238 of Argentine Company Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to confirm this condition. Certificates shall be delivered to the Securities Office, Safekeeping, located at Reconquista 199, PB, Central Hall, Buenos Aires, from Monday to Friday, from 10:00 a.m. to 3:00 p.m., by April 16, 2019. The Corporation shall issue a certificate for the shareholder to be admitted at the Shareholders’ Meeting. Proxies who are interested in attending the Meeting should go to Av. Córdoba 111, 1º floor, City of Buenos Aires, with the relevant documents one hour before the Meeting, for accreditation.

(b)        For the purposes of discussing items 2, 3, 4, 12, 13, 14, 15 and 16 on the Agenda, the Meeting shall be deemed to be a Special Meeting.

Documents to be discussed at the Shareholders’ Meeting are available to the shareholders at the Securities Office, Safekeeping, located at Reconquista 199, PB, Central Hall, City of Buenos Aires and through the Investor Relations Department, Cecilia Acuña (ceciliaviviana.acuna@bbva.com).

Mr. Jorge Carlos Bledel, Chairman of BBVA Banco Francés S.A. has been appointed in that capacity by the Ordinary and Special Shareholders’ Meeting dated April 10, 2018 and Board Meeting held on that same date.

Jorge Carlos Bledel

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 12, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer